

PRATT STANDARD COCKTAIL CO.

2019- Report

Dear investors,

I want to thank all of you for the funds you invested in my company. This financial report covers November 2018-October 2019, but I can't help but share more recent developments than that for you.

In these unsure times, we want to update you on what's going on with our growing small business, give you some highlights from the past year, and let you know our plan as we pivot to address the challenges COVID-19 is causing for our industry and the economy as a whole.

When you invested in my business in June 2019, you invested in three key areas: Sales, Marketing, and Cost of Goods Sold Improvements. We had some traction on Amazon outside of the DC area, and we used this year to prove that we have a real wholesale market past the DC area.

I think we've accomplished that in a big way. Please read below for highlights of our growth since June 2019 when we closed the crowdfunding campaign.

Big Highlights-

-Launched a co-branded bar program with Whole Foods in 15 locations across the Mid-Atlantic, and are selling in all those locations. We started in the new Tyson's Corner Whole Foods Flagship Store in October, and launched other locations with a spring menu on March 1.

-The Whole Foods Specialty Team for the Mid-Atlantic sampled Whole Foods Global on our products, and won an award from Global for bringing us on for the Tyson's program.

-We have been introduced to the Midwest and Global Pub teams for possible expansion.

-Hired Wes Debenport for our Head of Sales in October 2019

-Wes Debenport is a sales and marketing executive who has built a career scaling brands both in the United States and abroad. With experience gained over two decades in successfully introducing and building products in the alcohol industry, Wes knows what it takes to make brands truly successful at every stage of expansion, starting with committed distribution and retail partners and expanding to meaningful brand connections with consumers. Wes has worked in both Fortune 100 and start up companies to grow drinks brands that have become a part of peoples' lives including scaling Stella Artois, Corona and Budweiser globally. Wes holds an undergraduate degree and MBA from Vanderbilt University and lives in the Washington DC area.

Revenue Growth:

-We ended calendar year 2019 up 30% over 2018 with an annual revenue of $333,069.46

-If we continue to grow as we expect, we should hit breakeven in 6-10 months.

-As of February 2020, we have launched distribution with Capital Eagle, the Anheuser Busch distributor, in DC for on-premise accounts and off-premise liquor stores.

-As of January 2020, we secured a wholesale distribution solution through our ecommerce fulfillers, Whitebox, out of Baltimore. This arrangement allows us to retain 10-15% greater margin over traditional food or liquor distribution solutions, while controlling our relationship with our retailers and dedicating more resources to support boosting sales volume in those retail locations.

Sales-

-Hired Wes Debenport (see his bio above)

-We are focusing growth on wholesale and our website, given that our margin is better on wholesale and our website than on Amazon

-Wholesale was 75% of our revenue in Q1 2020, compared to 35% last year (which is great for us)

-Due to COVID we saw a brief decline in wholesale sales in March due to closed retail locations, but it has since picked back up.

-Restaurant and other on-premise revenue is down due to COVID closures, but it wasn't a large part of our sales to begin with, so this didn't hit us hard.

-Our website business has skyrocketed since COVID closures, and we went from selling under $1000 a month on average to $14,500 a month in April and May.

-Online growth despite minimal effort. While we thought we had plateaued on Amazon in 2018-2019, our Amazon business has grown to an average of $35,000 a month in April and May 2020. This could go down due to people buying less on Amazon after COVID shutdowns, but our previous customer data shows a customer return rate of 20% on Amazon, and we believe this trend of higher Amazon sales will at least partly continue as consumers change spending habits.

-Virtual cocktail classes have grown in popularity in the last few months due to COVID. We are offering cocktail classes on zoom and they have been a popular paid driver of bottle sales.

Marketing-

-Revamped the Pratt Standard website with new visuals and a cleaner design.

-In March 2020 we began using Google Ads to drive traffic to our website, with great results. Our CPC is less than $1 and our ACOS hovers around 20%. We're not professionals at ecommerce, but we're seeing good results with limited knowledge or effort.

-Revamped social media, now regular posting, improved graphics, and twice-weekly instagram live cocktail class sessions and partnership videos with distilleries.

-Added recipes webapp to website, which allows customers to select the syrup they have and the liquor they have (among other variables) and recipes will pop up for them.

-Added youtube page with educational videos, which are also cross posted to our instagram.

COGS Improvements-

-We reduced fulfillment expenses by transitioning to Whitebox, our e-fulfiller, for fulfillment of wholesale orders.

-Hired additional production staff to create production efficiencies, and have reduced our COGS considerably in production (about 10-15%)

-Switched to a 6-pack case in February 2020, which reduces fulfillment costs and creates better repeat sales.

Where we're planning to go in the next year-

The most promising avenues for growth on the horizon for Pratt Standard are Whole Foods expansion and cocktail kit partnerships with medium-size craft distilleries. We have been introduced to Whole Foods Global and Whole Foods Midwest regions and are looking to expand there. We also are working with many distilleries on cocktail kits that we believe will continue to be popular in the wake of COVID.

We likely will outgrow our production facility in the next year or two. We are looking for a production facility to build out in the distillery model, with a tasting room/event space in the front of it, though these plans are partly on hold due to the pandemic. Much will change in consumer behavior in the next couple of years and we will try to grow safely until post-COVID trends become clear.

We're building out retail contacts around the Whole Foods locations we've expanded to across the Mid-Atlantic. Do you know retailers (premium liquor stores, premium grocers, gift shops) around those locations where you think we should sell? Please tell us which ones.

We're targeting larger chain restaurants, hotels, and potentially airlines. If you have contacts with any of those, please let us know.

We're continuing to develop deep partnerships with craft liquor brands, and some large liquor brands as well. Know a contact at one? Please connect us.

Closing-

Follow us on social! We've got tons of content there and we can keep you up to date on the weekly happenings at Pratt Standard.

Be safe in the times of COVID, and reach out to tory@prattstandard.com if you want any other information at all.

We need your help!

Thank you, investors, for being part of our crowdfunding campaign on WeFunder last year. Since then much has changed, and this report only covers until October 2019, the end of our fiscal year. October 2019 to now is the time period that you are most likely to be interested in, since our campaign only closed in June 2019. I'll cover below more in detail how the business has changed since COVID, and how our holiday season went.

Follow us on social media to see more updates and watch out for cocktail classes. We have new seasonal syrups on our website (Blackberry Mint, Rosemary Grapefruit, and Bitter Lemon), as well. The best way you can support us is to share bottles of our product with friends and family, and consider reaching out to us about hosting a private virtual cocktail class for you. Please reach out to me if you have any ideas or questions for me.

Sincerely,

Tory Pratt

Founder

Our Mission

Right now, 40% of Americans make cocktails at home, and that number is growing as more people realize how easy it is to make bar-quality cocktails. We've already proven this to consumers in the DC area, and now's the time for us to expand our sales nationally. We believe Pratt Standard will become the go-to choice for home bartenders around the country, elevating evenings spent at home with friends, family, and loved ones.

See our full profile

How did we do this year?

Report Card

B+

The Good

- We secured a relationship with Whole Foods to launch a co-branded bar program with them in October 2019.
- We hired our Head of Sales, Wes Debenport, who had over 20 years of experience in the beverage industry, in October 2019.
- We launched two new seasonal products, Cranberry Orange and Earl Grey Vanilla.

The Bad

- November 2018- October 2019 was a building year. Our revenues were flat but we improved margin.
- It took longer than expected to hire our Head of Sales, and we had to do two rounds of hiring to find the right fit.
- Our monthly sales on Amazon plateaued, due to increased competition and minimal ad budgets.

2019- At a Glance

Fiscal Year Ends October 31

$187,992 [2%]
Revenue

-$59,006
Net Loss

$323 [98%]
Short Term Debt

$91,063
Raised in 2017

$34,659
Cash on Hand
As of 06/10/19

INCOME BALANCE NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Our premium craft cocktail syrups give home bartenders access to the same quality ingredients as bars so they can make their favorite cocktails at home. More and more people are making cocktails at home, and we're supplying them with the premium ingredients to do it.

Right now, 40% of Americans make cocktails at home, and that number is growing as more people realize how easy it is to make bar-quality cocktails. We've already proven this to consumers in the DC area, and now's the time for us to expand our sales nationally. We believe Pratt Standard will become the go-to choice for home bartenders around the country, elevating evenings spent at home with friends, family, and loved ones.

Historical Results of Operations

- *Revenues & Gross Margin*. For the period ended October 31, 2019, the Company had revenues of $187,992 compared to the year ended October 31, 2018, when the Company had revenues of $191,803. Our gross margin was 35.83% in fiscal year 2019, compared to 26.35% in 2018.

- *Assets.* As of October 31, 2019, the Company had total assets of $85,366, including -$10,934 in cash. As of October 31, 2018, the Company had $57,574 in total assets, including $4,341 in cash.
- *Net Loss.* The Company has had net losses of $59,006 and net losses of $77,544 for the fiscal years ended October 31, 2019 and October 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $237,955 for the fiscal year ended October 31, 2019 and $145,004 for the fiscal year ended October 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $92,428 in debt, $67,100 in equity, and $65,000 in convertibles.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

True Syrups & Garnishes DBA Pratt Standard Cocktail Company cash in hand is $34,659.25, as of June 2020. Over the last three months, revenues have averaged $62,261/month, cost of goods sold has averaged $52,981/month, and operational expenses have averaged $13,887/month, for an average burn rate of $4,607 per month. Our intent is to be profitable in 6 months.

We experience seasonality around the holiday season. This includes the hire of a Head of Sales in October 2019, our biggest increase in fixed costs, and convertible note loans from our WeFunder raise in June 2019.

We have seen our best two months ever in the wake of COVID 19, due to more people making cocktails at home. We expect our expenses to increase in the next 3-6 months for marketing and new customer acquisition in anticipation of greater sales around the holiday season. We anticipate this holiday season to be the best holiday season we have had yet, even despite the pandemic. Much is in flux and risky due to the pandemic, though, and we anticipate continued risk to the business revenue streams because of that and general market uncertainty.

The founder has contributed capital to the business.

Net Margin: -31% **Gross Margin: 36%** **Return on Assets: -69%** **Earnings per Share: -$1,180.12**

Revenue per Employee: $37,598 **Cash to Assets: -13%** **Revenue to Receivables: 2,810%** **Debt Ratio: 279%**

StatementofCashFlows_11_18-12_19.pdf

ProfitandLoss_11_18-10_19.pdf

BalanceSheet_11_18-10_19.pdf

True_Syrups___Garnishes_Co._10-31-18_FS.PDF

We ❤ Our 81 Investors

Thank You For Believing In Us

Andrew Kerfoot Mason
Jorge A Mendoza Barajas
Caroline Pratt
Stelanie Lu Vetta Marshall
David Spitz
Stephen Gershman
Adam Bhatti
Saket Bajoria
Smith J. SAINT-AIME
Renee Lariviere
Lindsay Rein Marsh
Paul V. Lemley
William Dorn
Dylan Nelson Phillips
Jasmine Shah
Lorenzo Gonzalez
Daniel Morales
Sonia Shah
Karena Viehbacher
Inha Choi
Sarath Vijay
William Butler
Robert Orval Seeber
Danielle Logue
Alexander Clarence McInt...
Taleb Damaree
Madhura Bhat
Tobias Dijkstra
Rita and Gene McColgin
Robyn Fischer
Alexandria Massa
Ethan C Schneider
David Troxell
Al Goldberg
Jason Tompa
Kathleen Pratt
Zac Hoffman
Garen Corbett
Deven Comen
Tim JOHNSON
Aimee Bosse
William Huster
Maryann Revere-Lopez
Martin Ivanov
Ann Reifsnyder
Anthony Tu-Sekine
Ulo Sostra
Jonny Price
Edwin C Pratt
Doug Price
Emily Kugler
Lee Brocklehurst
Danielle Vogel
Gary Cox
Yonasan Schwartz
David Belmonte
Allen Alt
Murcielago Capital Mana...
Corey Fagles
Shailesh Hegde
Christina Ho
Anjali Daryanani
Mo Budak
Laurel Cepero
Margaret Polski
David O. Pratt
Celinda LoBosco
John Boulton
Donna I Coleman
John Flanagan
Ryan Soderberg
Jacquie Bigot
Aaron Hollub
Thomas Patterson
Colin Marshall
Pamela Cepero
Therese Mattingly
Jaime Kucinskas
Mona Langford
Caroline Baxter
Michael Morris

Thank You!

From the Pratt Standard Cocktail Co. Team



Tory Pratt
Founder



Ben Alt

Production Manager

F&B professional with 10 years of experience in the industry managing premium F&B operations



Caroline Pratt

Brand & Marketing Director

Senior Art Director @ WeWork, passionate about elegant, effective design and cocktails. (contractor)



Neil Shah

Strategic & Financial Advisor

Serial entrepreneur with expertise in management, marketing, and tech. Exited a recent tech venture.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Victoria Pratt	Founder @ Pratt Standard Cocktail Company	2014

Officers

OFFICER	TITLE	JOINED
Victoria Pratt	President CEO	2014

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Victoria Pratt	45,000 Common Stock	90.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
03/2017	$50,000	Common Stock	Section 4(a)(2)
02/2018	$65,000		Section 4(a)(2)
11/2016	$17,100	Common Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
02/01/2018	$65,000	6.0%	20.0%	$2,500,000	02/01/2021

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURRENT?
Kiva	06/27/2017	$10,000	$4,823	0.0%	06/27/2020	Yes
Chase Bank	06/01/2018	$14,318	$14,319	17.49%	02/14/2019	Yes
Victoria Pratt	10/31/2018	$68,110	$69,051	5.5%	11/01/2027	Yes

Related Party Transactions

Name	Kathleen Pratt
Amount Invested	$25,000
Transaction type	Priced Round
Issued	03/01/2017
Relationship	Mother of Founder

Name	Victoria Pratt
Amount Invested	$17,100
Transaction type	Priced Round
Issued	11/11/2016
Relationship	Founder

Name	David and Kathleen Pratt
Amount Invested	$25,000
Transaction type	Convertible Note
Issued	02/01/2018
Interest	6.0 per annum
Discount rate	20.0
Maturity	02/01/2021
Valuation cap	$2,500,000
Relationship	Parents of Founder

Name	David Pratt
Amount Invested	$25,000
Transaction type	Priced Round
Issued	03/01/2017
Relationship	Father of founder

Name	Victoria Pratt
Amount Invested	$68,110
Transaction type	Loan
Issued	10/31/2018
Outstanding principal plus interest	$69,051 as of 02/2019
Interest	5.5 per annum
Maturity	11/01/2027
Outstanding	Yes
Current with payments	Yes
Relationship	Founder

Deferred payment for 3 years.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Preferred Stock	200,000	0	No
Common Stock	800,000	50,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Half of our business is done through Amazon. Should Amazon remove us from their site or change their business model our business could be compromised. We're working with an e-fullfiller to ensure that doesn't happen, but Amazon can change their regulations and we have little leverage to skirt them.

We work out of Mess Hall, a food incubator in NE D.C. If we were unable to work out of this space, we could work out of a different space, but it could pose a short delay in our revenue.

Although unlikely, the craft liquor boom in the US could be a trend that isn't here for good. We are betting that this is more than a short term trend, this is a legitimate market shift. However, if craft liquor and cocktails were to fall out of consumer favor, revenues could be impacted.

We sell a food product. Should we have an issue with a product and need to recall, that could be expensive. We are FDA approved and follow federal guidelines, but this still poses a risk.

As we release new products, we can't be certain of their success. Should one of our products under perform that could impact business revenues.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor[®];
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares.

As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 90% (or 80% for investors in the first $150,000) of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $2,500,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

True Syrups & Garnishes DBA Pratt Standard Cocktail Company

- District of Columbia Corporation
- Organized November 2014
- 5 employees

135 Rhode Island Ave NE
Washington DC 20002

http://www.prattstandard.com

Business Description

Refer to the Pratt Standard Cocktail Co. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Pratt Standard Cocktail Co. is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

Say Hello

Questions? Ideas? Love Letters?

Say something nice....

SUBMIT COMMENT


You're pretty neat.

You're the first one here!
Early people don't usually get a prize, so here's a love letter from us.

wefunder.com/prattstandard/reports/2019 is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*